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     EMPLOYMENT AGREEMENT

     THIS AGREEMENT (the "Agreement") is being made this 5th day of June, 1997 between CHYRON CORPORATION, a New York corporation (the
     "Company"), having its principal offices at 5 Hub Drive, Melville, New York 11747, and EDWARD GREBOW ("Grebow") an individual residing at 1136 Fifth Avenue, New York 10128.

     WITNESSETH:

     WHEREAS, the Company desires to employ Grebow as its President and Chief Executive Officer, and Grebow desires to become the Company's President and Chief Executive Officer, subject to and upon the terms and conditions contained herein.

     NOW, THEREFORE, in consideration of the mutual premises and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Nature of Employment; Term of Employment. The Company hereby agrees to employ Grebow and Grebow agrees to serve the Company as its President and Chief Executive Officer, upon the terms and conditions contained herein, for a term commencing on the date Grebow is contractually free under his present employment agreement and assumes his duties hereunder but in no event later than July 1, 1997 (the "Commencement Date") and continuing until the third anniversary date of the Commencement Date (the "Initial Termination Date"). This Agreement shall automatically renew for a one year period (the "Renewal Term") thereafter, unless either party notifies the other in writing on or before 90 days prior to the Initial Termination Date that it desires not to renew this Agreement for the Renewal Term. The period during which Grebow is employed by the Company pursuant to this Agreement (including the Renewal Term) shall be referred to herein as the "Employment Term". In addition, the Company agrees to have Grebow appointed as a member of the Board of Directors of the Company and each of its subsidiaries, and to each of the key committees thereof, except for the Company's Audit Committee and Compensation and Stock Option Committee (the "Compensation Committee") and to re-nominate him as a Director of each of such boards and committees each year for so long as he is the Chief Executive Officer of the Company.

     2.   Duties and Powers as Employee

     (a) During the Employment Term, Grebow shall be employed by the Company as President and Chief Executive Officer, which position is, and shall remain at all times during the Employment Term, the senior executive officer position of the Company. Grebow shall devote substantially his full working time to his duties as President and Chief Executive Officer of the Company. In performance of his duties, Grebow shall report directly to and be subject to the direction of the Board of Directors of the Company. As President and Chief Executive Officer, Grebow shall have all the responsibilities, duties and authority as are generally associated with the position of President and Chief Executive Officer of a public company, including full executive power over, and responsibility for, managing, directing, and supervising all aspects of the business of the Company worldwide and for all merger, acquisition, financing transactions, all shareholder relations and communications and presiding over all meetings of the Board of Directors and shareholders. The Chief Executive Officer shall also be responsible for developing the business plan and objectives of the Company and managing the execution of such plan.

     (b) Grebow shall be based and shall carry out his duties from primarily a principal executive office of the Company located in Melville, New York or another location that is within 35 miles of Columbus Circle, New York City, New York. As President and Chief Executive Officer, Grebow will be responsible for managing the business activities of the Company worldwide and accordingly, shall travel in accordance with the reasonable needs of the business which may require him to conduct business for the Company in various locations including, without limitation, New York, London, Europe, and such other locations as he deems necessary, desirable or appropriate.

     (c) The Chief Executive Officer may engage in charitable, community and personal business and investment activities and may serve as a member of the board of directors of other companies (public or private), so long as such activities do not materially interfere with the performance of his duties on behalf of the Company, do not have a negative impact on the reputation of the Company and such outside directorship for other public companies do not exceed two.

     3.   Compensation.

     (a) As compensation for his services hereunder, the Company shall pay Grebow, during the Employment Term, a salary (the "Base Salary") payable in equal semi-monthly installments initially at the annual rate of $400,000. Effective on each anniversary of the Commencement Date during the Employment Term, Grebow's Base Salary shall be increased to reflect increases in the Urban Consumer Price Index for all Urban Consumers for the New York metropolitan area (or any successor Consumer Price Index), based on data published by the Bureau of Labor Statistics of the United States Department of Labor for the period that corresponds with the preceding twelve month period. In addition, Grebow shall be eligible for such further increases in the Base Salary as may be determined in the sole discretion of the Compensation Committee.
     (b) In addition to the Base Salary, and subject to the discretion of the Compensation Committee, Grebow shall receive, as incentive compensation, an annual bonus (the "Incentive Bonus") based upon achievement of objective targeted performance goals (the "Target Goals") determined each year by the Compensation Committee in consultation with Grebow. In the event one hundred percent (100%) of the Target Goals are achieved, the Incentive Bonus shall be an amount equal to 50% of the Base Salary (the "Target Bonus"). The Target Goals shall be divided into the following categories: (i) objective fixed financial criteria (the "Fixed Criteria") which shall account for two-thirds of the Target Bonus, and (ii) subjective non-financial criteria (the "Subjective Criteria") which shall account for one-third of the Target Bonus. In the event that less than one hundred percent (100%) of the Target Goals are achieved, then Grebow shall receive as an Incentive Bonus an amount equal to that percentage of the Fixed Criteria achieved multiplied by two-thirds of the Target Bonus, and such additional amounts with respect to the achievement of particular items included among the Subjective Criteria as shall have been established by the Compensation Committee in consultation with Grebow each applicable year. The Compensation Committee, in its sole discretion, may increase the amounts payable to Grebow as an Incentive Bonus upon his exceeding the Target Goals. The Incentive Bonus shall be paid to Grebow within thirty (30) days after completion of the Company's annual audit. For calendar year 1997 and any other year in which Grebow is employed for less than 12 months, the Target Goals shall be determined and the Incentive Bonus shall be paid on a proportional basis for that portion of the year in which Grebow is employed by the Company. Notwithstanding the foregoing, Grebow shall be entitled to receive a minimum of $50,000 (the "Guaranteed Bonus") for calendar year 1997 and for each year thereafter as an Incentive Bonus.

     (c) The Company hereby grants Grebow options (the "Options") to purchase 500,000 shares of common stock of the Company, par value $.01 per share (the "Common Stock"), with an exercise price equal to the closing price for a share of Common Stock as reported on the New York Stock Exchange ("NYSE") for the date of this Agreement. The Options shall be treated as incentive stock options to the extent permitted by law and the remainder shall be treated as non-incentive stock options. The Options shall vest 1/3 upon the Commencement Date, 1/3 on the 12 month anniversary of the Commencement Date and the remaining 1/3 on the 24 month anniversary of the Commencement Date. The Options shall have a term of seven (7) years from the date of grant. The Options shall be subject to the terms of the Company 1995 Stock Option Plan and shall be memorialized in a stock option grant certificate to be issued by the Company.

     (d) The Company also hereby grants Grebow options ("Incentive Options") to purchase 200,000 shares of Common Stock with an exercise price equal to the closing price for a share of the Common Stock as reported on the NYSE for the date of this Agreement. The Incentive Options shall vest upon the sixth anniversary of the Commencement Date, provided that Grebow is employed by the Company on such date, or on such earlier date as any of the following events shall occur: (i) the Incentive Options shall vest as to 100,000 shares when the average closing price of a share of Common Stock as reported by the NYSE for any consecutive 30 trading days during the Employment Term is $7.50 or greater; (ii) the remaining Incentive Options shall vest when the average closing price of a share of Common Stock as reported by the NYSE for any consecutive 30 trading days during the Employment Term is $10.00 or greater; or (iii) all of the Incentive Options shall vest if the Company's earnings per share equal or exceed an aggregate of $.66 from the current operations of the Company, excluding (x) any extraordinary items that may have increased or decreased such earnings per share, (y) the effects of any recapitalization, mergers, acquisitions or stock splits, and (z) any impact on earnings from the granting, vesting or exercise of options to or by any party, for any four (4) consecutive quarterly periods reported by the Company on its Form 10-Q (or Form 10-K if the period includes a fourth quarter) for such periods during the Employment Term. the Incentive Options shall have a term of seven (7) years from the date of grant. The Incentive Options shall be subject to the terms of the Company's 1995 Stock Option Plan and shall be memorialized in a stock option grant certificate to be issued by the Company.

     (e) Notwithstanding any provision of the Company's 1995 Stock Option Plan to the contrary, any unvested portions of the Options and Incentive Options shall become immediately and fully vested to the extent provided in Section 9 and 10 below. The Company shall maintain the effectiveness of a Registration Statement on Form S-8 with respect to the shares underlying the Options and Incentive Options and shall facilitate a cashless exercise procedure with respect to such options.

     4.   Expenses; Vacation; Insurance; Other Benefits.

     (a) Grebow shall be entitled to reimbursement for reasonable travel and other out-of-pocket expenses reasonably incurred in the performance of his duties hereunder, upon submission and approval of written statements and bills in accordance with the then regular procedures of the Company. The Company acknowledges that the duties of President and Chief Executive Officer will necessitate Grebow traveling regularly between New York, London, Europe, the Pacific Rim, and other areas where the Company conducts or intends to conduct business, and will reimburse Grebow for all costs and expenses reasonably incurred in connection therewith, including first class airfare.

     (b) Grebow shall entitled to four (4) weeks paid vacation time per annum in accordance with the regular procedures of the Company governing senior executive officers as determined from time to time by the Company's Board of Directors.

     (c) The Company acknowledges that Grebow has a portable flexible premium adjustable universal life insurance policy issued by Metropolitan Life Insurance company with a $1,102,500 face amount and that the premiums on which (currently $9,013) have been paid by Grebow's prior employer. The Company will make the required premium payments during the Employment Term on January 2 of each year during the Employment Term as follows: an amount not to exceed $15,022 for 1998; an amount not to exceed $15,773 for 1999; an mount not to exceed $16,561 for 2000; and an amount not to exceed $17,399 for 2001. The Company shall pay Grebow a gross-up payment necessary to cover any federal tax liability he incurs in connection with the payment of such premiums by the Company.

     (d) So long as Grebow is employed by the Company, the Company shall lease an automobile with a retail purchase price not exceeding $40,000 for Grebow's exclusive use. The Company shall pay for all rental, maintenance, operating and insurance costs and taxes for such automobile.

     (e) Grebow shall be entitled to participate in all employee benefit plans, programs and arrangements of the Company now or hereafter made available to senior executives of the Company (including, without limitation, each retirement plan, supplemental and excess retirement plans, annual and long-term incentive compensation plans, stock option and purchase plans, group life insurance, accident and death insurance, medical and dental insurance, sick leave, pension plans, disability plans and fringe benefit plans) on a basis which is no less favorable than is made available to any other senior executives of the Company.

     (f) The Company shall provide supplemental nonqualified payments to Grebow equal to the difference between (i) those pension benefits which Grebow would have received had he remained employed at Morgan Guaranty Trust Company ("Morgan") until his normal retirement date under the plan in effect on October 1, 1985 and (ii) the sum of vested accrued benefits at the date of the termination of his employment at Morgan, The Bowery Savings Bank, CBS, Inc. and Tele-TV Systems, respectively. These payments shall only be for the period covered by the Employment Term or until the termination of Grebow's employment. Such supplemental payments will be payable at the normal retirement date at Morgan in an annuity form or at Grebow's election in a comparable lump sum amount at the termination of his employment with the Company determined by a mutually acceptable actuary or a lump sum payable to a trustee for Grebow's benefit under an irrevocable "rabbi trust" arrangement. The actuary shall use the same assumptions in calculating the lump sum as are required under Section 417(e) of the Internal Revenue Code of 1986 at the time of Grebow's termination of employment.

     (g) The Company shall pay up to $15,000 for the fees and expenses of Grebow's counsel incurred in connection with entering into this Agreement.

     (h) The Company shall enter into an indemnification agreement with Grebow in the form attached hereto and maintain, and Grebow shall be covered under, customary and appropriate directors and officers insurance policies. Grebow's rights to such coverage and indemnity shall survive and continue following any termination of employment as to the period of his employment.

     (i) Grebow has requested insurance disability coverage providing for disability payments of 70% of his Base Salary and has a personal, portable policy issued by Paul Revere Life Insurance Company providing for a portion of such payments. The Company will provide for disability coverage during the Employment Term for 70% of Base Salary and make a cash payment to Grebow (including a gross-up payment to cover any federal tax liability incurred by Grebow upon receiving such amounts) sufficient to pay premiums on Grebow's Paul Revere policy and any other policy necessary to assure the 70% level of payments.

     5. Representations and Warranties of Employee. Grebow represents and warrants to the Company that (a) as of the Commencement Date, Grebow is under no contractual or other obligation which is inconsistent with the execution of this Agreement, the performance of his duties hereunder, or the other rights of the Company hereunder, and (b) Grebow is under no physical or mental disability that would hinder his performance of duties under this Agreement.

     6.   Non-Competition.

     (a) Grebow agrees that he will not (i) during the period he is employed by the Company engage in, or otherwise directly or indirectly be employed by, or act as a consultant or lender to, or be a director, officer, employee, owner, member or partner of, any other business or organization that is or shall then be competing wit the Company, and (ii) for a period of one (1) year after he ceases to be employed by the Company directly compete with or be engaged in the same business as the Company (collectively, "Competing Business"), or be employed by, or act as consultant or lender to, or be a director, officer, employee, owner, member or partner of any business or organization which, at the time of such cessation, is a Competing Business, except that in each case the provisions of this Section 6 will not be deemed breached merely because (x) Grebow owns not more than five percent (5%) of the outstanding common stock of a corporation, if, at the time of its acquisition by Grebow, such stock is listed on a national securities exchange, is reported on NASDAQ, or is regularly traded in the over-the-counter market by a member of a national securities exchange,
     (y) Grebow is passive investor in any fund in which he has no investment discretion, or (z) Grebow is a senior executive at a company whose business lines include a Competing Business, provided that Grebow has broad management responsibilities of a senior executive at such company over overall business operations and is not employed to run the Competing Business, and further provided that such Competing Business does not constitute more than 20% of the revenues of such company. For example, Grebow would not breach this covenant not to compete by virtue of his being employed as a senior executive of a company such as SONY Corporation or Phillips Corporation, or any affiliate of either, whose business and operations include a Competing Business with revenues less than 20% of the revenues of the business entity or division of his employer, provided that he exercises broad management responsibilities over all such businesses and operations of his employer and other executives have primary responsibility for the management of any such Competing Business.

     (b) It is the intent of the parties to this Agreement that the provisions of this Section 6 shall be enforced to the fullest extent permissible under the laws and pubic policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portions of this Section 6 shall be adjudicated to be invalid or unenforceable, such provisions or portions thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provisions or portions in the particular jurisdiction in which such adjudication is made.

     (c) The parties acknowledge that damages and remedies at law for any breach of this Section 6 will be inadequate and that the Company shall be entitled to specific performance and other equitable remedies (including injunction) and such other relief as a court or tribunal may deem appropriate in addition to any other remedies the Company may have.

     7. Patents; Copyrights. Any interest in patents, patent applications, inventions, copyrights, developments, and processes ("Such Inventions") which Grebow now or hereafter during the period he is employed by the Company may own or develop relating to the fields in which the Company may then be engaged shall belong to the Company; and forthwith upon request of the Company, Grebow shall execute all such assignments and other documents and take all such other action as the Company may reasonably request in order to vest in the Company all his right, title, and interest in and to Such Inventions, free and clear of all liens, charges and encumbrances. The Company will reimburse Grebow for any reasonable fees and expenses (including fee and expenses of counsel) incurred by Grebow in connection with executing such assignments and documents and taking any such action at the request of the Company.

     8. Confidential Information. All confidential information which Grebow may now possess or may obtain during the Employment Term relating to the business of the Company shall not be published, disclosed, or made accessible by him to any other person, firm, or corporation during the Employment Term or any time thereafter without the prior written consent of the Company; provided that the foregoing shall not apply to information which is not unique to the Company or which is generally known to the industry or the public, other than as a result of Grebow's breach of this covenant, and shall not preclude Grebow from disclosing any such information to the extent such disclosure is required by law, disclosure would in the reasonable judgement of Grebow be in the best interest of the Company or is reasonably necessary in order to defend Grebow or to enforce Grebow's rights under this Agreement in connection with any action or proceeding to which the Company or its affiliates is a party. Grebow shall return all tangible evidence of such confidential information to the Company prior to or at the termination of his employment.


     9.   Termination.

     (a) If on or after the Commencement Date and prior to the end of the first two (2) years of the Employment Term, Grebow is terminated by the Company without cause or Grebow resigns for Good Reason, as defined below, he shall be entitled to receive his (i) Base Salary for a period of eighteen (18) months following the date of termination and the monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus, or the Commencement Date if the Guaranteed Bonus has not yet accrued, through the end of the eighteen (18) month period; this amount shall be paid in equal semi-monthly installments during the eighteen (18) months following the date of termination; (ii) all Options that have not vested as of the date of termination shall immediately vest as of such date, and (iii) all Incentive Options shall vest if the criteria for vesting set forth in Section 3(d) hereof is achieved at any time during the 6 months following the date of termination; provided, however, if such criteria for vesting is not met during such time, then the Incentive Options which have not vested shall be cancelled. If Grebow is terminated without cause or Grebow resigns for Good Reason during the third year of the Employment Term or during the Renewal Term, then Grebow shall receive (i) his base Salary for a period of (12) months from the date of termination and the monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus through the end of the twelve
     (12) month period; this amount shall be paid in equal semi-monthly installments during the twelve (12) months following the date of termination; (ii) all Options that have not vested as of the date of termination shall immediately vest as of such date, and (iii) all Incentive Options shall vest if the criteria for vesting set forth in Section 3(d) hereof is achieved at any time during the 6 months following the date of termination; provided, however, if such criteria for vesting is not met during such time, then the Incentive Options which have not vested shall be cancelled. In addition, in either case, the Company shall also continue to maintain for Grebow all benefits provided under this Agreement for the remaining term of the Agreement, and shall pay in a lump sum, within five (5) business days following the date of termination (i) any accrued but unpaid compensation to the date of termiantion, including any Incentive Bonus amount accrued but unpaid in respect of any prior fiscal year, and (ii) any previously incurred but unreimbursed business expenses and other amounts due under Section 4 of this Agreement.

     (b) Notwithstanding anything herein contained, if on or after the date hereof and prior to the end of the Employment Term, Grebow is terminated "For Cause" (as defined below) then the Company shall have the right to give notice of termination of Grebow's services hereunder as of a date to be specified in such notice, and this Agreement shall terminate on the date so specified. Termination "For Cause" shall mean that Grebow shall: (i) be convicted of a felony crime, (ii) willfully commit any act or willfully omit to take any action in bad faith and to the material detriment of the Company, (iii) intentionally violate the federal securities laws and such violation cannot be corrected and such action was not in the advice of the Company's securities counsel, (iv) commit an act of active and deliberate dishonesty or fraud against the Company, (v) fail to follow a reasonable instruction of the Board of Directors which results in a material detriment to the Company, or (vi) willfully breach any material term of this Agreement and fail to correct such breach within ten (10) days after receipt of written notice thereof. In the event that this Agreement is terminated "For Cause", then Grebow shall be entitled to receive an amount, payable in a lump sum within 5 business days following from the date of termination, equal to the sum of (i) any accrued but unpaid compensation to the date of termination, including any Incentive Bonus amount accrued but unpaid with respect of any prior fiscal year, (ii) a monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus, or the Commencement Date if the Guaranteed Bonus has not yet accrued, through the date of termination, and (iii) any previously incurred but unreimbursed business expenses and other amounts due under Section 4 of this Agreement through the date of termination. All Options and Incentive Options which have not vested as of the date of termination shall be cancelled.

     (c) In the event that Grebow shall be physically or mentally incapacitated or disabled or otherwise unable fully to discharge his duties hereunder for a period of six (6) consecutive months, then this Agreement shall terminate upon thirty (30) days' written notice to Grebow, and no further compensation shall be payable to Grebow, except that Grebow shall be entitled to receive an amount, payable in a lump sum payment within five (5) business days following the date of termination, equal to the sum of (i) any accrued but unpaid compensation to the date of such termination, including any Incentive Bonus amount accrued but unpaid in respect of any prior fiscal year, (ii) a monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus, or the Commencement Date if the Guaranteed Bonus has not yet accrued, through the date of termination, and (iii) any previously incurred but unreimbursed business expenses and other amounts due under
     Section 4 of this Agreement through the date of termination. The Options which have not vested by the date of termination shall vest on a pro rata basis equal to 13,888 shares for each month elapsed since the last vesting date of the Options through the date of termination. The Incentive Options which have not vested as of the date of termination shall vest if the criteria for vesting set forth in Section 3(d) hereof is achieved at any time during the 30 days following the dae of termination; if such criteria for vesting is not met during such time period, then the Incentive Options which have not vested shall be cancelled. Grebow shall also be entitled following such termination to receive payments provided under the disability program and insurance policies required under Section 4(i) hereof.

     (d) In the event that Grebow shall die, then this Agreement shall terminate on the date of Grebow's death, Grebow's estate shall be entitled to receive hereunder an amount payable in a lump sum within five (5) business days following the date of termination, equal to the sum of (i) any accrued but unpaid compensation to the date of termination, including any Incentive Bonus amount accrued but unpaid in respect of any prior fiscal year, (ii) a monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus, or the Commencement Date if the Guaranteed Bonus has not yet accrued, through the date of termination, and (iii) any previously incurred but unreimbursed business expenses and other amounts due under Section 4 of this Agreement through the date of termination. In addition, Grebow's estate shall receive the Base Salary for one year following the date of termination, which shall be paid in equal semi-monthly installments during the one year following the date of termination. Grebow's family shall be entitled to continued participation in the Company's group health plans on the same basis made available to Grebow's family hereunder during his lifetime for a period of one year from the date of termination. The Options which have not vested by the date of termination shall vest on a pro rata basis equal to 13,888 shares for each month elapsed since the last vesting date of the Options through the date of termination. The Incentive Options which have not vested as of the date of termination shall vest if the criteria for vesting set forth in
     Section 3(d) hereof is achieved at any time during the 30 days following the date of termination; if such criteria for vesting is not met during such time period, then the Incentive Options which have not vested shall be cancelled.

     (e) In the event Grebow desires to resign voluntarily as President and Chief Executive Officer, Grebow covenants to provide the Company with not less than 90 days' written notice of any such voluntary resignation; and further Grebow covenants to cooperate in good faith fully in order to facilitate a smooth transfer of authority during the period from notice of resignation to the date of termination.
     In the event that this Agreement is terminated pursuant to this
     Section 9(e), then Grebow shall be entitled to receive an amount, payable in a lump sum within five (5) business days following the date of termination, equal to the sum of (i) any accrued but unpaid compensation, including any Incentive Bonus amount accrued but unpaid in respect of any prior fiscal year, to the date of termination, (ii) a monthly pro rata portion of the Guaranteed Bonus from the last accrual date of the Guaranteed Bonus, or the Commencement Date if the Guaranteed Bonus has not yet accrued, through the date of termination, and (ii) any previously incurred but unreimbursed business expenses and other amounts due under
     Section 4 of this Agreement through the date of termination. All Options and Incentive Options that have not vested as of such date shall be cancelled.

     (f) If Grebow's employment with the Company shall terminate as a result of the Company's election not to extend the Employment Term as provided for Section 1 hereof or the Renewal Term expires without the Company and Grebow having entered into a new agreement for his employment after the Renewal Term at least ninety (90) days prior to the end of the Renewal Term, Grebow shall be entitled to receive an amount, payable in a lump sum within five (5) business days following the date of termination, equal to the sum of (i) any accrued but unpaid compensation to the date of termination, including any Incentive Bonus amount accrued but unpaid in respect of a prior fiscal year, (ii) any previously incurred but unreimbursed business expenses and other amounts due under Section
     4 of this Agreement though the date of termination and (iii) one month's Base Salary for each year of service to the Company. In addition, for a period following such termination date ending on the earlier of the date of commencement of his employment by another employer or one year from the end of the Employment Term, Grebow shall be entitled to continued life insurance, disability and group health plan coverage, but not any supplemental pension benefits, on the same basis made available hereunder during the Employment Term.

     (g) For purposes of this Agreement, "Good Reason" shall mean any material breach by the Company of its obligations hereunder which are not cured within 10 days following the Company's receipt of written notice from Grebow detailing such breach. The parties agree that a material breach shall include, but not be limited to, (i) any reduction in Grebow's duties, authority, status, reporting relationship or responsibilities (whether or not accompanied by a change in title), (ii) any reduction in, or failure to pay, any compensation or other benefit payable to or provided for Grebow hereunder, and (iii) any requirement that Grebow's principal place of employment be other than at the Company's principal executive offices in Melville, NY or if the Company's principal executive offices are relocated more than 35 miles from Columbus Circle, New York, New York.

     (h) Grebow shall not be required to mitigate amounts payable pursuant to this Section 9 hereof by seeking other employment or otherwise and the amounts payable to Grebow hereunder in connection with his termination of employment shall not be reduced by amounts earned by, or paid to, Grebow following his termination of employment, except to the extent certain benefits terminate upon re-employment as provided in Section 9(f) above.

     10.  Change-of-Control.

     (a) In the event there is a Change-of-Control of the Company, as defined below, all payments to be paid under this Agreement, both those accrued and unpaid and those to accrue over the remainder of the Employment Term, shall accelerate and become immediately due and payable to Grebow and all Options and Incentive Options that have not vested shall immediately vest. "Change-of-Control" shall mean:

     (i) any "person" as such term is used in Section 3(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than a current stockholder that owns 5% or more of the Company's outstanding common stock or an affiliate of such 5% or greater stockholder (collectively, the "Controlling Shareholders") and other than the Company, any trustee, or other fiduciary holding securities under any employee benefit plan of the Company) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
     Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, or the Controlling Shareholders collectively increase their ownership from the current level to more than 75% of the combined voting power of the Company's then outstanding securities;

     (ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

     (iii) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of, or the Company sells or disposes of, all or substantially all of the Company's assets;

     (iv) the Company becomes a privately-held company without Grebow's prior approval; or

     (v) the securities of the Company are no longer regularly traded on a national securities exchange, the Nasdaq National Market System or the Nasdaq SmallCap Market as a result of any event or circumstance over which Grebow has no control or as to which Grebow has not given his prior approval.

     (b) If any amount payable or other benefit receivable by Grebow hereunder or under any other agreement or arrangement with the Company or its affiliates is deemed to constitute a "Parachute Payment" (which, for this purpose, shall mean any payment deemed to constitute a "Parachute Payment" as defined in section 280G of the Internal Revenue Code of 1986 (the "Code"), alone or when added to any other amount payable or paid to or other benefit receivable or received by Grebow which is deemed to constitute the Parachute Payment, and would result in the imposition on Grebow of an excise tax under section 4999 of the Code or any successor statute or regulation, then, in addition to any other benefits to which Grebow is entitled under this Agreement, Grebow shall be paid by the Company an amount (the "Gross-Up Amount") in cash equal to the sum of the excise taxes (and any associated interest and penalties) payable by Grebow by reason of receiving the Parachute Payments plus the amount necessary to put Grebow in the same after-tax position s if no such excise taxes, interest and penalties under section 280G of the Code had been imposed with respect to the Parachute Payment. Whether a payment or benefit results in the imposition of an excise tax and the amount of any payment under this Section 10(b) shall be determined by a nationally recognized certified public accounting firm designated by the Company. All fees and expenses of such accounting firm shall be paid by the Company. Payment of the Gross-Up Amount shall be made when any such amount is required to be paid to the Internal Revenue Service or other appropriate taxing authority.

     11. Survival. The covenants, agreements, representations, and warranties contained in or made pursuant to this Agreement shall survive Grebow's termination of employment, irrespective of any investigation made by or on behalf of any party.

     12. Modification. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements between them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

     13. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall have finished in writing in accordance with the provisions of this Section 13). Notice to the estate of Grebow shall be sufficient if addressed to Grebow as provided in this Section 13. Any notice or other communications given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

     14. Legal Fees. In the event a dispute arises between the Company and Grebow which is resolved either through arbitration or the judicial process, then the court or the arbitration panel may award to the winning party such party's reasonable attorneys' fees and expenses incurred in connection with the dispute from the losing party.

     15. Waiver. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waive or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     16. Binding Effect. Grebow's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, such rights shall not be subject to encumbrance or the claims of Grebow's creditors, and any attempt to do any of the foregoing shall be void. The provisions of this Agreement shall be binding upon and inure to the benefit of Grebow and his heirs and personal representatives, and shall be binding upon and inure to the benefits of the Company and its successors and its assigns.

     17. Headings. The headings in this Agreement are solely for the convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

     18. Counterparts; Governing Law. This Agreement may be executed in any number of counterparts (and by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the rules governing the conflicts of laws.

     19. Disclosure. The Company shall provide Grebow with a reasonable opportunity to review any press release concerning his joining the Company and the parties shall jointly decide when to release such announcement, subject to advise of counsel.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


     CHYRON CORPORATION


     /s/    Michael Wellesley-Wesley
     Name:  Michael Wellesley-Wesley
     Title: Chairman


     /s/ Edward Grebow
         Edward Grebow





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